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                 May 26, 2020

       R. Davis Ravnaas
       President and Chief Financial Officer, Kimbell Royalty GP, LLC Kimbell Royalty Partners, LP
       777 Taylor Street, Suite 810
       Fort Worth, Texas 76102

                                                        Re: Kimbell Royalty
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed May 18, 2020
                                                            File No. 333-238330

       Dear Mr. Ravnaas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Eileen Boyce, Esq.,
Baker Botts L.L.P.